UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005 (the “Original Schedule 13D”), relating to the common stock, no par value, of Patrick Industries, Inc.  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”). The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46515.

Item 2.	Identity and Background

(a) This statement is filed by:
(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP; and

(iii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TCP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP and TCM is 55 Railroad Avenue,

1st Floor, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, 1st

Floor, Greenwich, Connecticut 06830.

(c)   The principal business of TCM is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  Mr. Gendell serves as the managing member of

TCM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,Federal or State securities laws or finding any violation with respect to such laws.

(f)   TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On April 10, 2007, TCP, Tontine Capital Overseas Master Fund, L.P. (“TMF”) and the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), in which TCP has agreed to purchase 521,380 shares of Common Stock from the Company for a purchase price of $5,865,525.00 and TMF has agreed to purchase 458,620 shares of Common Stock from the Company for a purchase price of $5,159,475.00, for an aggregate purchase price of $11,025,000.00 in cash. Each of TCP and TMF will use working capital to purchase the Common Stock to be sold pursuant to the Securities Purchase Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons will acquire the shares of Common Stock for investment purposes and in the ordinary course of business. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Pursuant to the Securities Purchase Agreement, the Company has agreed to use the proceeds from the sale of Common Stock to TCP and TMF to complete the acquisition by the Company of Adorn Holdings, Inc. As described in greater detail in Item 6, so long as the Reporting Persons hold a certain percentage of Common Stock, they have the right to appoint up to two nominees to the Company’s Board of Directors. The Company has agreed that it shall limit the number of directors serving on its board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors. Under the terms of the Securities Purchase Agreement, the sale of the Common Stock is subject to certain conditions, including, among others, (i) the execution of the Amended and Restated Registration Rights Agreement, as described in greater detail in Item 6 below; (ii) that the Company amend the Rights Agreement, dated March 21, 2006, as amended, by and between the Company and National City Bank, as Rights Agent; and (iii) that all of the conditions necessary for the acquisition of Adorn Holdings, Inc. to be consummated shall have been satisfied. In addition, the Company will approve the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Indiana Business Corporation Law. The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 1 to Schedule 13D and does not include the shares to be purchased by certain of the Reporting Persons pursuant to the Securities Purchase Agreement. The Reporting Persons intend to file an amendment to this Schedule 13D after the transactions contemplated in the Securities Purchase Agreement are consummated.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 1,313,089. Percentage: 26.7%. The percentages used herein and in the rest of Item 5 are calculated based upon the 4,912,427 shares of Common Stock issued and outstanding as of April 10, 2007, as reflected in Section 4.3 of the Securities Purchase Agreement, included as Exhibit 10.2 to the Company’s Form 8-K filed on April 11, 2007.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c) TCP did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d)   TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.
    Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e) Not applicable

B. Tontine Capital Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 1,313,089. Percentage: 26.7%.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c) TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d) Not applicable.

(e) Not applicable.

	C.	Jeffrey L. Gendell

(a) Aggregate number of shares beneficially owned: 1,313,089. Percentage: 26.7%.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Securities Purchase Agreement

On April 10, 2007, TCP, TMF and the Company entered into the Securities Purchase Agreement, pursuant to which the Company agreed (i) to sell 980,000 shares of Common Stock at $11.25 per share, of which TCP agreed to purchase 521,380 shares and TMF agreed to purchase 458,620 shares for an aggregate purchase price of $11,025,000.00 and (ii) to issue senior subordinated promissory notes in favor of each of TCP and TMF, in the aggregate principal amount of up to $16,500,000.00, but not less than $13,975,000.00 (each a “Note” and collectively, the “Notes”). Pursuant to the Securities Purchase Agreement, the Company has agreed to use the proceeds from the sale of the Common Stock to TCP and TMF to complete the acquisition by the Company of Adorn Holdings, Inc. Under the Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors. The Company has agreed that it shall limit the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors. Under the terms of the Securities Purchase Agreement, the sale of the Common Stock is subject to certain conditions, including, among others, (i) the execution of the Amended and Restated Registration Rights Agreement as described in greater detail in this Item 6 below; (ii) that the Company amend the Rights Agreement, dated March 21, 2006, as amended, by and between the Company and National City Bank, as Rights Agent; and (iii) that all of the conditions necessary for the acquisition of Adorn Holdings, Inc. to be consummated shall have been satisfied. In addition, the Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Indiana Business Corporation Law. The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority. The Securities Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions.

B. Amended and Restated Registration Rights Agreement

Pursuant to the Securities Purchase Agreement and upon the closing of the transaction thereunder, TCP, TMF and the Company have agreed to enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock. The registration rights granted under the Amended and Restated

Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement). With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Amended and Restated Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.

C. Notes

Pursuant to the Securities Purchase Agreement and upon the closing of the transactions thereunder, TCP and TMF have agreed to provide interim debt financing in the aggregate principal amount of up to $16,500,000.00, but not less than $13,975,000.00, in exchange for the Notes from the Company in like principal amount. The Notes will have a term of three years and shall be repaid as follows: (i) on the first anniversary, 10% of the original principal amount, (ii) on the second anniversary, 40% of the original principal amount and (iii) a final payment of the outstanding principal balance together with any accrued and unpaid interest thereon due at maturity. Interest shall be payable in cash or in kind at a rate of 9.5% per annum for the first year and 13.5% per annum for the period thereafter. The Notes will be unsecured and subordinate to the Company’s Senior Debt (as defined in the Notes).

The foregoing summaries of the Securities Purchase Agreement, the Amended and Restated Registration Rights Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 3, respectively, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. Securities Purchase Agreement, dated April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.

2. Form of Amended and Restated Registration Rights Agreement, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.

3. Form of Senior Subordinated Promissory Note by Patrick Industries, Inc. in favor of each of Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2007
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of
Tontine Capital Management, L.L.C., general partner of
Tontine Capital Partners, L.P., and as managing member
of Tontine Capital Overseas GP, L.L.C., general partner
of Tontine Capital Overseas Master Fund, L.P.

Name/Title